May 15, 2007

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:  Larry Spirgel, Assistant Director

Re:

LitFunding Corp.

Form SB-2/A; Amendment No. 2

File No. 333-139234

Filed March 1, 2007

Dear Mr. Spirgel:

In respect of the above referenced matter, we have revised our registration statement to include our current audited financial statements as of December 31, 2006.  In addition, we have included information relating to the recent acquisition of 40 million shares by Rochester Capital Partners, LP., such as updated tables for beneficial ownership of certain owners and management.  For your convenient reference, we have provided you with a “redlined” copy setting forth the changes.

Please advise us as soon as possible if the Staff has any further comments. You can contact the undersigned at (702) 898-8388, or contact our attorney, Dennis Johnston, by facsimile at (818) 827-0900, or by cell phone at (310) 666-2133. Thank you in advance for your courtesy and cooperation.

Very truly yours,

/s/ Morton Reed

Morton Reed

Chief Executive Officer

Endnotes

6375SOUTH PECOS ROAD • SUITE 217 • LAS VEGAS • NEVADA • 89120

T: (702) 898-8388 · F: (702) 898-2988